Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Withdrawal Request of Post Qualification Amendment to Offering Statement on Form 1-A POS

(File No. 024-10759)

Dear Ladies and Gentlemen:

On behalf of Co-optrade (the “Company”), we respectfully request the withdrawal of the post qualification amendment on Form 1-A POS (File No. 024-10759), publicly filed with the Securities and Exchange Commission (the “Commission”), initially qualified on March 23, 2018.

The current Offering Statement has expired since the initial date qualification therefore Company needs to withdraw the post-qualification amendment so that the Company can file a new Offering Statement. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the post-qualification amendment effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Thomas Schenck
Signed “Thomas Schenck”
CEO of Co-optrade

/s/ Melandrew Santos
Signed “Melandrew Santos”
CFO of Co-optrade